Pricing Supplement No. 158L Dated May 24, 2004 (To Prospectus dated August 19, 2003 and Prospectus Supplement dated August 19, 2003)	Rule 424(b)(2) File No. 333-107207 CUSIP #: 46623E BU2.

J.P. MORGAN CHASE & CO.
[X]	Senior Medium-Term Notes, Series C Due From Nine Months to Thirty Years from Date of Issue
[ ]	Subordinated Medium Term Notes, Series A Due From Nine Months to Thirty Years from Date of Issue
Principal Amount: Issue Price: Proceeds to Company:	$63,000,000 100% $63,000,000
Agents	Principal Amount To be Purchased
J.P. MORGAN SECURITIES INC.	$63,000,000
Agents' Capacity: if as principal	[ ] As agent	[X] As principal
[ ]	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale. SEE BELOW
[ X ]	The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).
Original Issue Date:	June 2, 2004
Stated Maturity:	June 2, 2014

Form:  [X]   Book-entry   [_]  Certificated

Currency:  U.S. Dollars

[  ]  Fixed Rate Note:

[ X ] Floating Rate Note:	CD [ ] Treasury Rate [ ]	Commercial Paper Rate [ ] Prime Rate [ ]	LIBOR Telerate [ X ] CMT [ ]	LIBOR Reuters [ ]

Index Maturity:  3-month LIBOR
Spread (+/-):   +5.00%
Multiplier:   Not Applicable
Maximum Interest Rate:    Not Applicable     Minimum Interest Rate:   0%

Accrual Provision: Interest on the Notes will accrue at the Index Maturity plus the Spread (the "Coupon Rate") for each day that the Index Level is equal to or above the Range Minimum and below the Range Maximum on each Index Level Accrual Determination Date. For days that the Index Level is less than the Range Minimum, the Minimum Interest Rate of 0% accrues.

Index Level Accrual Range: Range Minimum: 0.00% (inclusive)
Range Maximum: No Range Maximum

Index Level: 30y CMS minus 10y CMS
30y CMS: 30-year Constant Maturity Swap Rate as stated on Reuters Screen ISDAFIX1 Page as of 11:00 am; New York City time on each Index Level Accrual Determination Date
10y CMS: 10-year Constant Maturity Swap Rate as stated on Reuters Screen ISDAFIX1 Page as of 11:00 am; New York City time on each Index Level Accrual Determination Date

If either such rate does not appear on the Reuters Screen ISDAFIX1 Page, the rate for that Index Level Accrual Determination Date will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by the reference banks at approximately 11:00 a.m., New York City time, on the day that is two business days preceding that Index Level Accrual Determination Date, and, for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to 10 years or 30 years, as the case may be, commencing on that Index Level Accrual Determination Date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of at least four reference banks selected by the calculation agent to provide a quotation of its rate. If at least three quotations are provided, the rate for that Index Level Accrual Determination Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

Index Level Accrual Determination Date: Daily, except that the Index Level for Saturday, Sunday or a day which is not a business day will be the Index Level for the immediately prior business day and the Index Level applicable to each day from and after the Rate Cut Off Date to but excluding the Interest Payment Date for the quarterly interest period during which such Rate Cut Off Date occurs will be the Index Level on the Rate Cut Off Date. "Rate Cut Off Date" means the day which is the seventh business day preceding each Interest Payment Date.

Calculations: The calculation agent will round, if necessary all percentages and decimals resulting from any calculation of the Index Level to the nearest one hundred thousandths of a percentage point with five one-millionths of a percentage point rounded upwards. The calculation agent will round, if necessary, all percentages and decimals resulting from any calculation of the Coupon Rate to the nearest one thousandth of a percentage point with five ten thousands of a percentage point rounded upwards. The calculation agent will also round all dollar amounts used in or resulting from any calculation to the nearest cent (with one-half cent being rounded upwards).

Interest Payment Dates: Quarterly on the 2nd of March, June, September and December, commencing September 2, 2004.

Interest Reset Dates: Quarterly on the 2nd day of March, June, September and December, commencing September 2, 2004 and continuing on each such date to and including March 2, 2014. Three month LIBOR in respect of the period from and including the Original Issue Date to but excluding the first Interest Reset Date will be determined two London business days before June 2, 2004.

Optional Redemption:   Yes [   ]   No [X]

Denominations: The Notes will be offered in denominations of $250,000 and increments of $5,000 in excess thereof.